UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35576 / May 7, 2025

In the Matter of

OPTIMIZE GROWTH EQUITY FUND
OPTIMIZE PREMIUM YIELD FUND
OPTIMIZE WEALTH MANAGEMENT INC
205 Yonge Street
Toronto, Canada M5B0C4

(812-15714)

ORDER UNDER SECTION 6(c) AND 23(c)(3) OF THE INVESTMENT COMPANY ACT
OF 1940 (THE "ACT") GRANTING AN EXEMPTION FROM CERTAIN PROVISIONS OF
RULE 23c-3 UNDER THE ACT

Optimize Growth Equity Fund, Optimise Premium Yield Fund and Optimize Wealth
management Inc., filed an application on March 4, 2025, requesting an order under sections 6(c)
and 23(c)(3) of the Act for an exemption from certain provisions of rule 23c-3 under the Act.
The order permits certain registered closed-end investment companies to make repurchase
offers on a monthly basis.

On April 10, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35533). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly
discriminate against any holders of the class or classes of securities to be purchased.

Accordingly, in the matter of Optimize Growth Equity Fund, et al. (File No. 812-15714),

IT IS ORDERED, under sections 6(c) and 23(c)(3)of the Act, that the requested exemption from certain provisions of rule 23c-3 is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.